

October 10, 2024

Aaron Saak
President and Chief Executive Officer
Crane NXT, Co.
950 Winter Street, 4th Floor North
Waltham, MA 02451

      Re: Crane NXT, Co.
          Definitive Proxy Statement on Schedule 14A
          Response dated October 4, 2024
          File No. 001-01657

Dear Aaron Saak:

We have reviewed your October 4, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 23, 2024 letter.

Response letter submitted October 4, 2024

Pay Versus Performance, page 55

1.   We note your statement in response to prior comment two that you will revise future proxy disclosure to provide a more detailed description of how Adjusted EPS, your Company-Selected Measure, is calculated from the Company's audited financial statements, including by identifying special adjustments and noting whether such costs are one-time or recurring items. The amount disclosed in the Company-Selected Measure column of the pay versus performance table and related disclosure for each covered fiscal year should be calculated using the same method as used in the most recently completed fiscal year, and adjustments made to recurring items may not satisfy this requirement. Please ensure that your tabular and related data with respect to your Company-Selected Measure reflect this requirement.

Please contact Patrick Fullem at 202-551-8337 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program